Exhibit 99.1

SCHEDULE “A”

POET TECHNOLOGIES INC.
Head Office: Suite 501, 121 Richmond St. W Toronto, ON, M5H 2K1	Operations Office: P.O. Box 555 Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies announces appointment of Chief Executive Officer (“CEO”)

Toronto, ON, and Storrs, CT, June 11th, 2015 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — is extremely pleased to announce the appointment of Dr. Suresh Venkatesan as CEO of the Company. Dr. Venkatesan will commence his new position immediately.

Dr. Suresh Venkatesan was most recently Senior Vice President, Technology Development at GLOBALFOUNDRIES and was responsible for the company’s Technology Research and Development. Dr. Venkatesan joined GLOBALFOUNDRIES in 2009, where he led the development and ramp of the 28nm node and was instrumental in the technology transfer and qualification of 14nm.  In addition, he was responsible for the qualification and ramp up of multiple mainstream value added technology nodes.

Dr. Venkatesan is an industry veteran with over 22 years of experience in semiconductor technology development. Prior to joining GLOBALFOUNDRIES, he held various leadership positions with Freescale Semiconductor in Austin, Texas.  Dr. Venkatesan holds over 25 US patents, and has co-authored over 50 technical papers. He holds a Bachelor of Technology degree in Electrical Engineering from the Indian Institute of Technology and Master of Science and PhD degrees in Electrical Engineering from Purdue University.

Mr. Peter Copetti, who has been serving as Interim CEO since February 2014, will continue to serve as the Company’s Executive Co-Chairman.

“We are extremely pleased to have Suresh join the Company as our CEO. He has the unique skill set of product and device development and a deep understanding of the physics involved in the process. We have been looking for over one year for the perfect permanent CEO and I believe we have found that person.   He brings tremendous leadership and foundry industry development and strategy experience. This is a critical milestone in the Company’s succession plan as we continue our “lab-to-fab” transition”, noted Mr. Peter Copetti, Executive Co-Chairman of the Company.

Dr. Venkatesan commented: “I see immense market potential for POET Technology’s III-V complementary semiconductor fabrication process. The industry is at inflection point where new innovative solutions are needed. Integrating electronics and optical devices on the same chip monolithically can revolutionize many segments of the semiconductor market. I am excited to be part of the team”.

Dr. Geoff Taylor, POET founder added: “On behalf of the Board of Directors, I would like to express our most sincere thanks to Peter for his vision and his determination to take POET to the next level. The financial turnaround of the company was remarkable and is now complete.  We are now focused on product development and achieving revenue. Peter raised the bar every day and executed tirelessly towards his vision for the company. He has assembled a great team both at the Board of Directors level and at the POET executive level which has substantially augmented our semiconductor industry experience to deliver on the POET Technology for our shareholders”.

Dr. Venkatesan was granted 6,357,082 options to purchase common shares of the Company.  The options may be exercised at a price of $1.40 per share for a term of 5 years from the effective date of his employment (the “Effective Date”), expiring on June 10, 2020.  The option terms were determined based on current market price in accordance with the TSX Venture Exchange Policies and the Company’s Stock Option Plan (the “Plan”) and the options will vest as follows: 908,154 options on the first anniversary of the Effective Date, 681,116 options on the 18th month anniversary of the Effective Date, 681,116 options on the 24th month anniversary of the Effective Date, and 1,021,674 options on the 30th, 36th, 42nd and 48th month anniversary of the Effective Date.

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With its head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory. The Company has several issued and patents pending for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”. For more information please visit our website at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.  Such statements include Dr. Venkatesan’s comments regarding the immense market potential for POET Technology’s III-V complementary semiconductor fabrication process.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.